Ex-12f


                              Idaho Power Company
                      Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                           Twelve Months Ended December 31,
                                                                                              (Thousands of Dollars)
                                                                          1996         1997         1998        1999         2000
                                                                          ----         ----         ----        ----         ----
Earnings, as defined:
    Income before income taxes........................................ $142,710     $138,746     $140,984     $143,078    $223,056
    Adjust for distributed income of equity investees.................   (1,413)      (3,943)      (4,697)        (837)     (3,116)
    Equity in loss of equity method investments.......................        0            0          476            0           0
    Minority interest in losses of majority owned subs................        0            0         (125)           0           0
    Fixed charges, as below...........................................   58,339       61,743       61,394       62,969      58,833
                                                                       ---------    ---------    ---------    ---------   ---------
        Total earnings, as defined.................................... $199,636     $196,546     $198,032     $205,210    $278,773
                                                                       =========    =========    =========    =========   =========
Fixed charges, as defined:
    Interest charges..................................................  $57,348      $60,761      $60,593      $62,014     $57,797
    Rental interest factor............................................      991          982          801          955       1,036
                                                                       ---------    ---------    ---------    ---------   ---------
        Total fixed charges...........................................   58,339       61,743       61,394       62,969      58,833

    Preferred stock dividends-gross up-Idaho Power rate...............   12,146        7,803        8,275        8,133       9,564
                                                                       ---------    ---------    ---------    ---------   ---------
        Total combined fixed charges and preferred dividends..........  $70,485      $69,546      $69,669      $71,102     $68,397
                                                                       =========    =========    =========    =========   =========
Ratio of earnings to combined fixed charges and preferred dividends...     2.83 x       2.83.x       2.84 x       2.89 x      4.08 x
                                                                       =========    =========    =========    =========   =========